

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2017

LeRoy T. Carlson, Jr
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

     **Re:    Telephone and Data Systems, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2016**
             **Filed February 24, 2017**
             **File No. 001-14157**

Dear Mr. Carlson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Carlos Pacho for

                         Larry Spirgel
                         Assistant Director
                         AD Office 11 – Telecommunications